Filed by Horizon Acquisition Corporation II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company:

Horizon Acquisition Corporation II

Commission File No.: 001-39631

Date: October 13, 2022

Kenneth C. Ricci, Chairman of Flexjet, Inc., and Todd L. Boehly, Chief Executive Officer, Chief Financial Officer and Chairman of Horizon Acquisition Corporation II, had an interview with Bloomberg Markets on October 12, 2022.

Speaker 1:

Let's get to another major story hitting at the New York Stock Exchange today. The subscription based private jet service, Flexjet, has agreed to merge with Todd Boehly's Horizon SPAC. The company will have a combined valuation of about $3.1 billion, including debt. Joining us now to discuss the deal is Todd Boehly, along with Flexjet Chairman, Kenn Ricci, and, of course, our very own Bloomberg's Matt Miller.

Speaker 1:

Kenn, I want to start with you. Walk us through why you chose to go the SPAC route at a time when people aren't that excited about speculative assets like SPACs. Take us through your view.

Kenn Ricci:

Well, it's not your father's SPAC market anymore. The markets have changed. The days where they would go after pre-revenue companies are changed. There's a lot of SPACs that have money in trust, and they're looking for companies that have growing revenues and consistent profitability. That's created some competition in the SPAC market.

Kenn Ricci:

Today, going public through the SPAC market is on parity with going direct-to-market IPO. Then when you figure in the fact that we had a $300 million backstop on the deal, it made it very compelling to go this way. The days where there were sponsors and founder shares aren't there anymore. It's really all based on upside warrants.

Matt Miller:

Todd, let me ask you, I know you were in talks on other deals before this and got pretty close. Did you ever think about giving up, giving money back to shareholders before you decided on the Flexjet deal?

Todd Boehly:

Sure. All along we said that we were going to take a sack versus throwing an interception, so that was certainly something that we would've been happy to do. But obviously we have a tremendous company with Flexjet here and a tremendous management team. So from our point of view, it was a great opportunity.

Todd Boehly:

The idea that a SPAC itself is speculative I find a little silly. It's the underlying asset that's within a SPAC that is what is speculative or not. We're very happy with the company that we're investing in, and we're very happy to continue to support Kenn and prepare the company for the next round of its growth. As this whole industry consolidates, we believe Kenn and his team are extremely well positioned to be at the forefront of the consolidation as this industry seeks to evolve and mature.

Matt Miller:

Well, I think the idea is just that there was so much money out there that investors were finally no longer investing in underlying assets, but just giving money to people like you to try and find something. Now you have, and it's actually a company that you've been a shareholder in for a long time anyway. How did you finalize this deal or come to the idea of doing the deal with Flexjet? Is there any relation to your other businesses?

Todd Boehly:

Well, I've been invested with Kenn for almost a decade now, and we believe very much that you invest in generally what people need and what people want. Flexjet clearly is in the what people want, and as I think people care more and more about their health, it's clearly what people need. Our opportunity to partner with Kenn and to execute this transaction made us really happy about supporting the future of the company. Obviously we're continuing to invest in it, and we believe very much in Kenn and his management team and the opportunity.

Speaker 1:

Well, Kenn, let's just then go and speak to the underlying business itself. You manage a company that kind of is based on the idea that there will be more demand for private jets, there will be more demand for travel at a time when a lot of people are talking about demand destruction. Are you not worried about that?

Kenn Ricci:

Well, our model's different. We really operate like a country club model. People pay a fee to join, they pay a monthly management fee to run the club, and they pay a very small fee when they actually fly. We've been through two prior recessions with this company. We've been through the dot-com crisis, we've been through the financial crisis of '08, and what we find is that people don't unwind their subscriptions, they stay members of the club. What they're paying for is the access to the travel. Even though they may travel a little bit less, they don't leave the club.

Matt Miller:

I've got to ask about Chelsea, Todd, because Bloomberg and other media outlets have reported that Chelsea faces tax liability on payments and gifts to players during the Abramovich era. Can you tell us any more about that? Can you put a dollar figure on it, for example?

Todd Boehly:

We're in the middle of finalizing all that so it would be inappropriate to talk about it. But certainly it was something that we were aware of going in, and we're working closely with the government to resolve all that.

Matt Miller:

Well, let me ask since we're coming from the States here into a global soccer or football industry, American National Team attacker, Christian Pulisic, is he on the club's long-term list? Plans for a long-term list?

Todd Boehly:

Listen, I'm here to talk about Flexjet today. I'd be happy to come back and talk about Chelsea at any time. But really this is about Flexjet, and obviously we're really proud of the fact that he just scored a goal last week. We're big supporters of all of our players.

Speaker 1:

Well, Chelsea Football Club co-owner, Todd Boehly, we do thank you. Of course, we look forward to having you back, as alongside Flexjet Chairman Kenn Ricci and, of course, Bloomberg. Matt Miller. Thank you as always for your time, especially on this really crucial topic. Coming up, the back and forth with the BOE and its effect on the currency.

Additional Information and Where to Find It

In connection with the Business Combination, Horizon, Epic and Flexjet intend to prepare, and Flexjet intends to file the Registration Statement containing a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of Horizon Stock in connection with Horizon’s solicitation of proxies for the vote by Horizon’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Flexjet to be issued in connection with the Business Combination. When available, Horizon will mail the definitive proxy statement/prospectus and other relevant documents to its shareholders as of a record date to be established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Horizon will send to its shareholders in connection with the Business Combination. Investors and security holders of Horizon are advised to read, when available, the preliminary proxy statement/prospectus in connection with Horizon’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination.

Copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by Horizon or Flexjet with the SEC may be obtained, once available, free of charge at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Horizon and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Horizon’s shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Horizon’s shareholders in connection with the Business Combination will be in the Registration Statement, including a proxy statement/prospectus, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Horizon’s directors and officers in Horizon’s filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC, which will include the proxy statement/prospectus of Horizon for the Business Combination. These documents can be obtained free of charge at the SEC’s website (www.sec.gov).

Flexjet, Epic and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Horizon in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the Business Combination when available.

Forward-Looking Statements

Certain statements made in this communication and the documents incorporated by reference herein are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project,” “outlook” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this communication regarding the proposed transactions contemplated by the BCA, including the benefits of the Business Combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the Business Combination.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Horizon’s and Epic’s managements’ current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the BCA; (2) the outcome of any legal proceedings that may be instituted against Horizon, Epic or Flexjet following the announcement of the BCA and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the stockholders of Horizon and Epic, certain regulatory approvals, or satisfy other conditions to closing in the BCA; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the BCA or could otherwise cause the transaction to fail to close; (5) the failure to meet the minimum cash requirement of the BCA due to Horizon shareholder redemptions and the failure to obtain replacement financing; (6) the inability to complete a concurrent PIPE Investment in connection with the Business Combination; (7) the failure to meet projected development and production targets; (8) the inability to obtain or maintain the listing of Flexjet’s shares of common stock on The New York Stock Exchange following the proposed Business Combination; (9) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (10) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of Horizon, Epic and Flexjet to each grow and manage growth profitably, and retain its key employees; (11) costs related to the proposed Business Combination; (12) changes in applicable laws or regulations; (13) the possibility that Horizon or Epic may be adversely affected by other economic, business, and/or competitive factors; (14) risks relating to the uncertainty of the projected financial information with respect to Epic; (15) risks related to the organic and inorganic growth of Epic’s business and the timing of expected business milestones; (16) the amount of redemption requests made by Horizon’s shareholders; (17) actual or potential conflicts of interest of Horizon’s shareholders and other related parties as a result of certain relationships and transactions with Flexjet, Epic and Horizon, including significant ownership interests and business relationships; (18) members of management of Epic and their affiliated entities and Eldridge and its affiliates (including Sponsor) will control Flexjet following the consummation of the Business Combination, and their interests may conflict with Flexjet’s or its public stockholders, and such persons will be able to determine the composition of Flexjet’s board of directors and actions requiring stockholder approval, including a sale of Flexjet (including in an unsolicited transaction, which they will be able to block); and (19) other risks and uncertainties indicated from time to time in the final prospectus of Horizon for its initial public offering dated March 15, 2021 filed with the SEC and the Registration Statement on Form S-1, that includes a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in Horizon’s and Flexjet’s other filings with the SEC. Horizon cautions that the foregoing list of factors is not exclusive.

Horizon, Epic and Flexjet caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Horizon, Epic and Flexjet do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, whether as a result of new information, future events, or otherwise, except as may be required by applicable law. None of Horizon, Epic and Flexjet gives any assurance that any of Horizon, Epic or Flexjet will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom, and otherwise in accordance with applicable law.